

May 10, 2011

Via E-mail
Yunlu Yin
Chief Executive Officer
Global Pharm Holdings Group, Inc.
25/F New World Center
No. 6009 Yitian Road
Futian District, Shenzhen
People's Republic of China 518026

>   **Re: Global Pharm Holdings Group, Inc.**
>   **Response letter dated May 9, 2011, relating to**
>   **Amendment No. 2 to Form 8-K**
>   **Filed April 13, 2011**
>   **Form 10-K for the fiscal year ended December 31, 2010**
>   **Filed April 13, 2011**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 27, 2011**
>   **File No. 333-152286**

Dear Mr. Yin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Summary Compensation Table, page 16

1.   We note your response to comment three in our letter dated May 3, 2011, particularly your statement that "the only named executive officers who received

stock awards pursuant to the Earn-In Agreement (as reported in Note 13 of the 2010 Annual Report on Form 10-K) were An Fu and Dan Li, both of whom have been included in the Summary Compensation Table." The second footnote on page 13 of your proxy statement states that, pursuant to an Earn-In Agreement, Yunlu Yin exercised his call right and purchased 9,858,750 shares of your common stock. Please advise, or revise the table accordingly. If a revision is necessary, please provide draft disclosure.

Additional Information Regarding Executive Compensation, page 16

2.   We note your response to comment four in our letter dated May 3, 2011. Please provide draft disclosure of the Outstanding Equity Awards at Fiscal Year-End Table.

You may contact Blaise Rhodes at (202) 551-3774 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or me at (202) 551-3790 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director